Exhibit 99.7

Form 51-102F3

Material Change Report

.

1. Name and Address of Company

37 Capital Inc. (formerly High 5 Ventures Inc.)

Suite 300, 570 Granville Street

Vancouver, British Columbia V6C 3P1

(the “Company” or “37 Capital”)

2. Date of Material Change

August 1, 2014

3. News Release

A News Release was issued on August 1, 2014 and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

The Company entered into a Property Option Agreement with Green Arrow Resources Inc. (“Green Arrow”), a related company, whereby Green Arrow has been granted an irrevocable and exclusive right and option to acquire the Company’s 33% right, title and interest in certain mineral claims known as the Extra High Property situated in the Kamloops Mining Division of the Province of British Columbia. The Extra High Property is subject to a 1½% Net Smelter Returns Royalty payable to an unrelated third party.

In order to exercise the option and acquire the Company’s 33% right, title and interest in the Extra High Property, Green Arrow is required to make cash payments totaling $150,000 within a period of 12 months.

5. Full Description of Material Change

Please see the attached New Release dated August 1, 2014 attached as Schedule “A”.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9. Date of Report

This report is dated the 11th day of August, 2014.

“Schedule A”

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTCQB

Vancouver, BC. August 1, 2014. 37 Capital Inc. (formerly High 5 Ventures Inc.) [the “Company” or “37 Capital”] is pleased to announce that it has entered into a Property Option Agreement with Green Arrow Resources Inc. (“Green Arrow”), a related company, whereby Green Arrow has been granted an irrevocable and exclusive right and option to acquire the Company’s 33% right, title and interest in certain mineral claims known as the Extra High Property situated in the Kamloops Mining Division of the Province of British Columbia. The Extra High Property is subject to a 1½% Net Smelter Returns Royalty payable to an unrelated third party.

In order to exercise the option and acquire the Company’s 33% right, title and interest in the Extra High Property, Green Arrow is required to make cash payments totaling $150,000 within a period of 12 months.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext. 6106 or visit the Company’s website at www.37capitalinc.com.

On Behalf of the Board of,

37 CAPITAL INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Suite 300 – 570 Granville Street

Vancouver, BC, Canada V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428